SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For April 9, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on April 9, 2009.

PRESS RELEASE	Amsterdam, 9 April 2009
Update on strategy: Taking ING back to basics
•	Announced measures to reduce cost, risk and leverage are on track

•	Reducing complexity by operating Bank and Insurer separately under one Group umbrella

•	Creating a predominantly European bank with one integrated balance sheet

•	Further narrowing focus of Insurance to Life and Retirement services

•	Fundamental shift in risk profile of US Insurance business

•	Forming one Global Investment Manager including Real Estate Investment Management

•	Over time divest EUR 6 to 8 billion in non-core activities as market conditions permit
At the bi-annual ING Investor Day, to be held in Rotterdam today, CEO-designate Jan Hommen will provide an update on the measures to reduce costs, risk and leverage and the change programme as outlined earlier this year. In a keynote speech, Jan Hommen will specifically address the efforts to focus the company on fewer, coherent and strong businesses. “As the economic crisis is fundamentally changing the financial services industry, now is the time to choose where ING has the scale and strength to succeed in the current environment and to position the company to be a leader when the markets recover,” Jan Hommen said.
Since the announcement in January of measures to adapt ING to the new business environment, good progress has been made. De-risking measures are on track, with the Alt-A Back-up Facility finalised and equity and interest rate risk reduced significantly. EUR 55 billion of the target to reduce the Bank balance sheet by EUR 110 billion has been realised. The EUR 1 billion cost reduction initiative is well on track, with over half of the planned 7,000 FTE workforce reduction realised.
To build a stronger organisation, ING will reduce its geographic and business scope by building on positions in markets with the strongest franchises. Next to a number of leading positions in key markets, a group of smaller businesses with no clear outlook for market leadership consumes a disproportionate amount of capital. To address this over-extension, ING has made portfolio choices based on market leadership, capital intensity, return on capital, funding needs, earnings contribution and the overall coherence of the Group.
Earlier, ING indicated targeting divestments with total proceeds of EUR 2 to 3 billion. EUR 1.4 billion of this was achieved with the sale of ING Canada. The strategic review has resulted in increasing the divestment programme to a total of 10 to 15 businesses over the coming years. Total proceeds are now expected to be EUR 6 to 8 billion while EUR 4 billion in capital can be freed up. Any divestments will be pursued over time and as market conditions permit. “As a result of this process, ING will become a more focused group, with substantial earnings power and significant growth potential,” Jan Hommen said.
REDUCING COMPLEXITY
To reduce complexity, ING will operate the Bank and Insurer separately under one Group umbrella. ING’s banking activities will be based on its proven strengths: gathering savings, distribution leadership, simple propositions and strong marketing. The bank will be predominantly focused on Europe with selective growth options elsewhere. It will have one integrated balance sheet and one management team.
Key building blocks include the current Retail activities in the Benelux where ING is a leading internet-first bank focused on further capturing scale and efficiency gains. Retail Banking in Central Europe will aim to further strengthen activities in Poland, Romania and Turkey. The greenfield retail operation in the Ukraine will be unwound. ING Direct will continue to build on its strong position as the leading direct bank. The Commercial Bank will accelerate its current transformation process, focusing mainly on the

Benelux and Central Europe while maintaining positions in European payment and cash management, specialised finance and financial markets.
The Insurance business will focus on its long-term structural leadership positions in life and retirement services. The business will be managed regionally with an aggregated balance sheet. Key building blocks will include the operations in the Benelux, US, Central Europe, Latin America and Asia/Pacific.
In the US a fundamental shift in the risk profile will be achieved by focusing on individual life and retirement services and a transition of the variable and fixed annuities business to low-risk rollover products. For the non-core businesses, including Employee Benefits, Group Reinsurance and the existing Annuity books, strategic options will be reviewed. The US Financial Products division will be reduced as assets mature. ING will sustain its leadership positions in the key growth markets in Central Europe, Latin America and key markets in Asia/Pacific. The life insurance activities in China and Japan are under review.
The Investment Management operations in Europe, the Americas and Asia/Pacific will be integrated into one Global Investment Management organisation which can benefit from synergies in marketing, operations and distribution and sales. This organisation will also include Real Estate Investment Management. Real Estate Development will manage down capital exposure and will become part of the Commercial Bank, as will Real Estate Finance.
“We are taking ING back to basics on all levels,” Jan Hommen said. “The crisis has reinforced the need for us to be even more in touch with our customers. We need to put our customers first in everything we do and we will make the relationship with our customers our most important objective. We will be focusing on fewer but more transparent products. We will streamline processes to make them more efficient and steer towards operational and commercial excellence. Our governance model will be adapted to our strategy, with rigorous business performance reviews and reinforced accountability. This will result in a company that is easier for customers, motivational for employees and more predictable for shareholders”, Jan Hommen said.
NOTE FOR EDITORS
All presentations at the ING Investor Day are available online. The keynote speech by Jan Hommen (starting at 8:30 CET) and other plenary sessions can be followed live via webcast at www.ing.com. If you are not able to view the webcast, you can listen-in via: +31 20 794 8500 (NL), +44 20 7190 1537 (UK) or +1 480 248 5085 (US).
Jan Hommen will address the strategic update in a media conference call which will start at 11:30 CET. Journalists can join in listen-only mode at +31 20 794 8500 (NL) or +44 20 7190 1537 (UK) and via live audio webcast at www.ing.com.

Press enquiries		Investor enquiries
Peter Jong	Raymond Vermeulen	ING Group Investor Relations
+31 20 541 5457	+31 20 541 5682	+31 20 541 5571
Peter.Jong@ing.com	Raymond.Vermeulen@ing.com	Investorrelations@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 125,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: April 9, 2009